Exhibit 4.1

PROMISSORY NOTE

$200,000.00	Date: 03/12/2020

FOR VALUE RECEIVED, EZ Raider, LLC, a Washington limited liability company (“Borrower” and “Company”) hereby promises to repay to the order of Konrad Koss or their assigns (“Lender”), the amount of Two Hundred Thousand Dollars ($200,000.00) (the “Principal Amount”), in lawful money of the United States, with interest thereon, from the date of this promissory note (this “Note”) until paid in full. Borrower and Lender shall be individually and collectively referred to herein as the “Party” and “Parties” respectively.

1.             Initial Disbursement. Lender agrees to loan Borrower the Principal Amount, of which no more than One Hundred Fifty Thousand Dollars ($150,000) shall be disbursed to Borrower on or before March 16, 2020 (“Initial Disbursement”). Upon the Initial Disbursement, Lender shall obtain Five Membership Interests (5%) of Company, from Company. The balance of the Principal Amount shall be disbursed upon completion of this Note and Operating Agreement.

2.             Supplemental Incentive Interests. Lender is granted the right to purchase Fifteen additional Membership Interests (15%) for the amount of one dollar ($1.00) from Company if and when Buyer generates sales of two hundred forty (240) units of Company’s vehicles on or before the Maturity Date as defined in Section 3.

3.            Maturity. Unless sooner repaid or converted by Borrower, the entire unpaid principal balance of this Note and all other amounts owing hereunder shall be due and payable in full on the sixteenth (16th) day of March of the year 2021 (the “Maturity Date”). The Maturity Date may be extended as agreed upon by the managers of the Company if such managers believe renewal is reasonably necessary to maintain the solvency and ongoing operating capacity of the Company so that it can ultimately repay the Loan in full each year on the same interest rate terms (subject to adjustment of the interest rates in the event of a material change in the overall market interest rates).

 4.            Interest. Borrower shall pay six percent (6%) interest per annum on the Principal Amount under this Note.

 5.            Personal Guarantee. Subject to the terms and conditions set forth in this Note, Moshe Azarzar (“Guarantor”), member and manager of Borrower, agrees to his Personal Guarantee of One Hundred Thousand Dollars ($100,000.00) of the Principal Amount plus default interest and fees, if any. This guarantee will not be discharged or affected by the death of Guarantor, will bind all heirs, administrators, representatives, and assigns and may be enforced by or for the benefit of any successor Lender.

6.             Application of Payments. Payments shall be applied in accordance with the following schedule:

(a)         Borrower shall only pay the amount of interest, in the amount of One Thousand Eight Hundred Dollars ($1,800.00) per month, for the first, second, and third months;

(b)        Borrower shall pay interest plus Ten Thousand dollars ($10,000.00) for a total of Eleven Thousand Eight Hundred Dollars ($11,800.00) per month, for the fourth, fifth, and sixth months;

(c)         Borrower shall pay Thirty Thousand Thirty-Four dollars ($30,034.00) per month for the final six months (seventh through the twelfth months).

7.             Default; Remedies. If the Company is unable to meet its loan repayment obligations as they become due, Guarantor can fulfill this obligation by making an additional capital contribution(s) to the Company of up to the lesser of One Hundred Thousand dollars ($100,000.00) or the outstanding balance within fifteen (15) days of request by Lender while the note is in default or after the Maturity Date, and which sum shall be immediately paid to Company as a payment on the Note, and which shall be treated as either a loan to the Company or purchase of additional equity in the Company as may be agreed between Guarantor and Company.

8.             Independent Counsel. The Parties acknowledge and agree that each Party has been afforded the opportunity to seek independent legal counsel regarding the terms of this Promissory Note, the legal ramifications attached hereto, and to the transaction contemplated herein.

Initials:
Full Name:	Moshe Azarzar	Konrad Koss

 9.            Miscellaneous.

(a)         Joint and Several Liability. If more than one person or entity signs this Note as Borrower, the obligations of such persons and entities shall be joint and several.

(b)         Amendment. This Note may only be modified or amended by the mutual written consent of the Borrower and the Lender.

(c)         Successors and Assigns. Borrower is liable for the repayment of the entire indebtedness evidenced hereby and the full performance of each and every obligation contained in any document executed in connection with the obligations evidenced by this Note. All of the covenants, provisions and conditions in this Note are made on behalf of, and shall apply to and bind the respective distributees, successors and assigns of Borrower, and shall inure to the benefit of any subsequent holder or assignee of holder of this Note.

(d)         Attorneys’ Fees. Borrower shall pay all costs of collection, including reasonable attorneys’ fees, in case the Principal Amount herein required to be paid is not paid.

(e)         Governing Law. This Note is made with reference to and is to be governed by and construed and enforced in accordance with the internal laws of the State of Washington, without reference to its principles of conflicts of laws.

(f)         Mutual Negotiation. Borrower hereby confirms that this Note has been mutually negotiated by the Parties hereto and agrees that none of the terms or provisions hereof shall be construed strictly for or against any Party hereto.

(g)         Time of Essence. Time is of the essence in this Note and the obligations contained herein.

(h)         Severability. Any provision of this Note which is found to be prohibited or unenforceable in any proceeding shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. To the extent permitted by applicable law, Borrower waives any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

(i)          Non-Waiver. No delay or omission by holder in the exercise of any of holder’s rights, in full or in part hereunder, shall be construed as a waiver thereof, or of any other rights hereunder.

(j)          Commercial Purpose. This Note is made and entered into for commercial purposes only and not otherwise subject to any claim of usury.

(k)         Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this section).

DATED as of the day and year first above written.

(Signature Page to Follow)

IN WITNESS WHEREOF, the Parties hereto have caused this Note to be executed as of the date first written above by their respective officers thereunto duly authorized.

BORROWER:
EZ Raider, LLC
/s/ Moshe Azarzar
Name:	Moshe Azarzar
Title:	Manager/Member
Address:	1303 Central Ave S, Unit D
Kent, WA 98032

Agreed to and accepted by
LENDER:
/s/ Konrad Koss
Name:	Konrad Koss
Address:	21232 157th Ave SE
Monroe, WA 98272